Exhibit 99.2

The Lion Electric Company Merger with Northern Genesis Acquisition Corp.

Investor Conference Call Transcript

November 30, 2020

Operator

Welcome to the The Lion Electric Company and Northern Genesis Acquisition Corp. Transaction Conference Call.

I would like to first remind everyone that this call may contain forward-looking statements including, but not limited to, The Lion Electric Company and Northern Genesis Acquisition Corp.’s expectations or predictions of financial and business performance and conditions, expectations or assumptions as to product development and performance (including but not limited to the timing of development milestones), competitive and industry outlook and the timing and completion of the transaction. Forward-looking statements are inherently subject to risks, uncertainties, and assumptions and they are not guarantees of performance. I encourage you to read the press release issued today, the accompanying presentation and Northern Genesis Acquisition Corp.’s filings with the SEC for a discussion of the risks that can affect the business combination, our business and the business of the combined company after completion of the proposed business combination.

Northern Genesis Acquisition Corp. and Lion Electric are under no obligation and expressly disclaim any obligation to update, alter or otherwise revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Lastly, note that all financial figures referenced on the call today will be in US dollars.

I will now turn the call over to Mr. Ian Robertson. Please go ahead, sir.

Ian Robertson – Co-Founder, Northern Genesis Acquisition Corp.

Thank you operator and thanks to everyone for joining us today for this exciting announcement.

My name is Ian Robertson, and I am a co-founder of Northern Genesis, though you may be more familiar with me through my role as co-founder, together with Chris Jarratt, of Algonquin Power & Utilities Corp.; a company which we are proud to have grown to a $12 billion NYSE-listed renewable energy and sustainable utility company included in the TSX 60 index.

On behalf of Chris and the rest of the Northern Genesis team, I want to express our excitement about the value which will be surfaced through the business combination of Northern Genesis and The Lion Electric Company.

In creating Northern Genesis this past summer, we were focused on engaging with an enterprise which demonstrated some very specific characteristics:

●	Firstly, given the business experience gained from Algonquin, we were seeking a tangible business proposition, one whose value was being evidenced by transactions with current customers, generating revenues and earnings today which would inform the business valuation;

●	Secondly, given Northern Genesis’ mandate to foster tomorrow’s great public company, we were seeking a growth story which would be energized through exposure to the public capital markets;

●	Thirdly and not surprisingly, our past experience has affirmed the need for our selected company to be clearly aligned with the secular shift in the focus of customers, employees and investors towards sustainability;

●	And, lastly, it goes without saying, our target needed to be an organization with a winning culture, led by a proven management team.

In short, Chris and I were looking for an opportunity with which we would be proud to be associated as a follow-on to our success in building Algonquin. Lion has surpassed our expectations on all dimensions and I’m confident you’ll agree after hearing the story.

So, let’s get to it. Lion is a leading designer and manufacturer of medium and heavy-duty all-electric urban trucks and buses, focused specifically on mid-range operations.

When we met the Lion team, three major storylines leapt out which we believe differentiate Lion from the other entrants aspiring to compete in this growing segment of the electric mobility market:

●	Firstly, Lion has developed a Highly Harmonious Electric Transport Platform. A 10 year development program has delivered an electric transport platform which incorporates a broad suite of proprietary technology;

●	Secondly, Lion has an Attractive Product Line-up Available Today. Leveraging its proprietary transport platform, Lion is offering a current product line up of 7 purpose-built all-electric models, which are available for test drive and purchase today;

●	Lastly, Lion has realized Substantial Commercial Success. The credibility of Lion’s technology platform, production capabilities and commercial support programs are evidenced by a current potential sales pipeline of 6,000 vehicles, with delivery of vehicles to customers taking place today.

We see the overall tangibility of Lion’s business as representing a significant first mover advantage – Lion is not an aspirational business plan. It’s a here-and-now business, producing trucks and buses today for use by real customers.

Under the transaction announced today, we are using the $320 million in Northern Genesis’ trust fund, together with the proceeds of a $200M PIPE, to fund Lion’s exciting growth program through to the point of cash flow positivity and ensure that Lion is provided the resources necessary to maintain and build on its first mover advantage and leadership position in all-electric medium and heavy-duty urban vehicles.

We believe this transaction provides our shareholders a unique opportunity to participate in an exciting company, at an extremely attractive entry point which reflects compelling value against Lion’s publicly traded peer group, a peer group over which we believe Lion has commanding lead in business program maturity. Furthermore, we are gratified that a number of top institutional investors with whom Chris and I have developed strong relationships through Algonquin are involved in Northern Genesis and the PIPE transaction.

With that, I’ll turn the presentation over to Marc Bédard and Nicolas Brunet to provide some additional colour on Lion, its vision and its differentiated prospects.

Marc Bédard – Founder & Chief Executive Officer, The Lion Electric Company

Thanks Ian. My name is Marc Bédard and I am the Founder and CEO of Lion.

We are very proud of Lion and the success we achieved since I founded Lion in 2008. We trace our success to our single-minded focus on being a leader in designing, developing and building purpose-built urban electric vehicles; vehicles which are specifically designed as delivery trucks, refuse trucks, bucket trucks, moving trucks, school buses and shuttle buses.

While our corporate vision is to establish a leadership position, as you heard from Ian, in many respects, we are already an industry leader with over 300 all-electric vehicles on the road today, with a truck and bus delivery schedule and an order book that is building very fast.

As Ian mentioned, there are three main characteristics of Lion which we proudly claim distinguishes Lion from other companies who aspire to enter into our markets.

●	Firstly, our state-of-the-art electric transport platform

●	Secondly, our impressive product line-up available today for sale; and

●	And third, our relationship with tier-one customers

We always start the Lion story by pointing out that our trucks and buses can be test driven and delivered today, not in four-five years from now, and they are performing jobs today on North American roads. These vehicles are constructed on our proprietary electric transport platform, a platform which has evolved with the benefit of over ten years of Research and Development, and operational experience from over 6 million miles driven on our 300+ vehicle fleet.

To be truly effective and cost efficient, we strongly believe that an electric vehicle needs to be designed from the ground up, rather than starting with a diesel or gas vehicle and then trying to fit in electric propulsion components. Our electric transport platform is the foundation of our purpose-built strategy; it reflects the harmonious integration of our proprietary energy and control systems, drive components from tier-one suppliers, all tied together with our software, into a state-of-the-art EV.

One specific area of technology that I would like to touch on is our battery systems, which are essentially the heart of an EV. At Lion, we have focused on developing and applying the right battery technology to the right application using our own proprietary battery management system, battery thermal management system and battery packs.

As many of you know, exciting work is being done by the battery manufacturers in improving the capacity of raw cells; Lion’s approach to evolving its battery systems is to capture these continuing cell technology advances for the benefit of our customers.

The battery system is an important cost component in an EV and driving economies of scale in this component yields significant EV improvements. Our strategic battery supply arrangements with BMW, LG Chem and also our partnership with Romeo Power have been crafted to deliver these benefits.

Independent of any battery cell technology breakthrough, Lion is confident in a battery system cost reduction of more than 50% in the coming four years, provided by increased economies of scale and greater vertical integration at our new battery plant, which we aim to have open as early as 2022.

We are gratified that Lion’s vehicles are competing head-to-head and winning against diesel vehicles today, attributed to a favorable total cost of ownership, which is only going to improve further within the coming years. The Lion electric platform will capture the benefit of significant cost reductions that will be passed on to our customers through lower vehicle sale prices.

The second major Lion differentiator I would like to highlight is the unmatched line-up of seven purpose-built all-electric models that Lion has available for sale today, a mix of medium-duty and heavy-duty trucks and buses that demonstrate a great commonality across the platforms, which eases our production challenges and provides increased economies of scale.

Furthermore, within the next two years, we expect to reveal seven new truck models and one new school bus, for a total of 15 all-electric vehicles, representing a full line-up from class 5 to class 8 electric trucks and a full line-up of electric school buses.

Our electric trucks and buses are successfully competing in the mid-range North American market, which is estimated to be at $110 billion per year.

A specific example of our purpose-built vehicles dominating the diesel alternative is in the refuse collection market. Our all electric body and chassis refuse truck has been designed to perform a full day of collections on a single charge and delivers a TCO which is almost 25% less than that of a diesel truck. And this benefit is expected to grow to 45% as the price of our trucks comes down with falling battery and other costs. This is a market we aim to dominate, and we are currently in discussions for significant supply agreements with top-tier customers.

Our vehicles are being produced today at our existing manufacturing plant, which has capacity for the production of up to 2,500 vehicles per year. While this plant is meeting our forecast needs for the next 2 years, an exciting part of the Lion story is the expansion of our U.S. production capacity being facilitated by this transaction. We aim to open a new plant in the U.S. capable of delivering over 20,000 Lion trucks and buses per year within the next 18 months.

And, all the benefits of this first-mover advantage will be described to you in more detail by Nic, who will wrap up the Lion story with a summary of our sales success. Nic?

Nicolas Brunet – EVP & Chief Financial Officer, The Lion Electric Company

Thanks Marc. My name is Nic Brunet and I am the Executive Vice President and Chief Financial Officer of Lion.

Let me take a moment and walk you through some of our commercial successes.

Our target customers are the medium to large fleet owners and we, like Tesla and others in the EV space, have adopted a “Direct to Customer” sales model.

As part of our go-to-market strategy, we handle all critical aspects of the vehicle selection and purchase for our customers, including EV education & training, identification and execution of grants, energy requirements, charging infrastructure, maintenance and advanced telematics.

To validate our sales model, we invited the Northern Genesis team to independently reach out to some of our key customers in search of unvarnished testimonials. We were pleased that customers’ feedback confirmed the functionality and dependability of our vehicles and the partnership relationship we have been able to create with new and existing customers as they continue their journey towards a transition to EV. I would point out that many aspirational market participants don’t have the opportunity to validate their proposition given the lack of current products or current customers.

The attractiveness of Lion’s electric vehicle line-up is being affirmed by the growing sales pipeline. Based on our sales forecasts, we are excited about our line of sight on 6,000 potential vehicle sales over the coming four year planning horizon. The composition of this pipeline enables us to be effective in transforming “potential forecasted sales” to “firm orders” with new purchase commitments; our book of purchase orders now stands at over 300 vehicles, including the recent order of 50 of our Class 8 trucks from CN – Canadian National Railway, an order from Amazon for 10 Class 6 trucks, and an order from Waste Connections for our refuse truck.

Also of note, we have a multi-year agreement in place which sets the framework for the purchase of up to 2,500 Lion6 and Lion8 trucks, at our customer’s discretion. This agreement, which was executed in June 2020, specifically calls for Lion to reserve the necessary manufacturing capacity to deliver up to 500 trucks per year from 2021 to 2025 and 10% of manufacturing capacity from 2026 to 2030. In addition, we committed to provide ongoing maintenance and training assistance to this customer.

Concurrent with this commercial agreement, Lion issued a common equity warrant to the customer, which grants the customer the potential to purchase up to a 19.99% ownership stake in Lion, assuming full vesting, and based on the number of shares issued and outstanding prior to the combination with Northern Genesis. As of today, 3% of the warrant is vested, representing a 1% ownership in Lion pro forma the transaction with Northern Genesis, assuming a cashless exercise. Full vesting of the warrant requires spending at least $1.1 billion on Lion products. On a fully vested basis, the pro forma ownership of the customer would be approximately 7% pro forma the transaction with Northern Genesis, assuming a cashless exercise. The warrant has an 8-year vesting period.

Altogether, based on our visibility on potential sales and our ongoing dialogue with clients, we are targeting revenue of $3.6 billion dollars in 2024, with over 18,000 vehicle sales for the year.

Back to you, Ian.

Ian Robertson – Co-Founder, Northern Genesis Acquisition Corp.

Thanks for that Marc and Nic.

I trust that you have all concluded that the three differentiators described by Marc and Nic have given Lion a material head start in this electric mobility market:

●	Firstly, a state-of-the-art electric transport platform;

●	Secondly, an impressive product line-up of seven electric vehicles available today for test drive and sale; and

●	And lastly, an amazing order book with tier-one customers which is being filled today.

We at Northern Genesis are thrilled to be associated with Lion, and we invite you to review more detail on the Lion story included on both the Northern Genesis and Lion websites at the addresses detailed in the press release. Thanks for your time.

Operator

That concludes today’s conference call. Thank you, you may now disconnect.